UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date: February 7, 2008

Commission File Number: 001-10137

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant’s name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 7, 2008, Excel Maritime Carriers Ltd. (“Excel”) entered into a First Amendment (the “Amendment”) to the Agreement and Plan of Merger, dated as of January 29, 2008 (the “Merger Agreement”), with Quintana Maritime Limited (“Quintana”) and Bird Acquisition Corp., a direct wholly-owned subsidiary of Excel.

The parties entered into the Amendment solely for the purpose of reducing the amount of each of Excel’s and Quintana’s letter of credit required by Section 7.18 of the Merger Agreement from $108 million to $93 million.

The foregoing description is a summary and is qualified in its entirety by reference to the Amendment, which is attached as Exhibit 2.1 hereto and is incorporated herein by reference.

Important Legal Information

This filing is being made in respect of the proposed merger transaction involving Excel and Quintana. In connection with the proposed merger transaction involving Excel and Quintana, Excel will file with the Securities and Exchange Commission a registration statement on Form F-4 containing a proxy statement/prospectus. The proposed merger transaction involving Excel and Quintana will be submitted to Quintana’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Excel and Quintana without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to Excel or to Quintana per the following contact information. To Excel: Investor relations/ Financial Media at Capital Link, Inc., 230 Park Avenue – Suite 1536, New York, NY 10160, USA, Attention: Nicolas Bornozis, (212) 661-7566, or to Quintana: Investor relations/ Financial Media at Capital Link, Inc., 230 Park Avenue – Suite 1536, New York, NY 10160, USA, Attention: Ramnique Grewal (212) 661-7566.

Excel, Quintana and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Excel’s directors and executive officers is available in Excel’s notice of annual meeting and proxy statement reported on Form 6-K for its most recent annual meeting and Excel’s Annual Report on Form 20-F for the year ended December 31, 2006, which were filed with the Securities and Exchange Commission on September 14, 2007 and June 26, 2007, respectively, and information regarding Quintana’s directors and executive officers is available in Quintana’s proxy statement for its most recent annual meeting of shareholders. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: February 11, 2008	By:	/s/ Lefteris Papatrifon
Lefteris Papatrifon
Chief Financial Officer

Exhibit Index

2.1	First Amendment, dated as of February 7, 2008, to the Agreement and Plan of Merger, dated as of January 29, 2008, among Quintana Maritime Limited, Excel Maritime Carriers Ltd. and Bird Acquisition Corp.